April 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:         Todd Schiffman

Re:	Gritstone Oncology, Inc.
Registration Statement on Form S-1 (File No. 333-230980)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Gritstone Oncology, Inc. (the “Registrant”) dated April 22, 2019. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, April 24, 2019 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC
BARCLAYS CAPITAL INC.

As representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Josh Murray
Name:	Josh Murray
Title:	Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

[Signature Page to Acceleration Request Letter]